UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

NAPCO SECURITY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

630402105

(CUSIP Number)

Richard L. Soloway

333 Bayview Avenue

Amityville, NY 11701

+1-631-842-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630402105	13D

1	NAME OF REPORTING PERSONS Richard L. Soloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,674,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,674,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,674,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14	TYPE OF REPORTING PERSON IN

 (1) Based upon 18,347,351 shares of Common Stock, par value $0.01 per share (“Common Stock”) of the Issuer (as defined below) outstanding as of November 30, 2020, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission (the “Commission”) on December 11, 2020.

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of Common Stock of NAPCO Security Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 333 Bayview Avenue, Amityville, NY 11701.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Richard L. Soloway (the “Reporting Person”).

(b) The business/residence address for the Reporting Person is 333 Bayview Avenue, Amityville, NY 11701.

(c) The present principal occupation of the Reporting Person is Chairman of the Board, President and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The Reporting Person is a founder of the Issuer and has beneficially owned shares of Common Stock since prior to the initial public offering of the predecessor of the Issuer. The shares of Common Stock owned by the Reporting Person (such shares, the “Shares”) consist of Shares owned prior to such initial public offering and additional Shares acquired since the initial public offering in the open market and upon the exercise of stock options granted to him under the Issuer’s stock option plans as compensation for his services as an executive officer and director of the Issuer.

Item 4. Purpose of Transaction

Since the approval of listing of Common Stock on NASDAQ in 1981, the Reporting Person has beneficially owned more than 5% of issued and outstanding shares of Common Stock. On December 10, 2020, the Reporting Person entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and B. Riley Securities, Inc. and Needham & Company, LLC as underwriters (the “Underwriters”), pursuant to which the Underwriters purchased an aggregate of 2,233,071 shares of Common Stock at a price of $24.70 per share (the “Firm Shares”), in connection with a registered public secondary offering (the “Secondary Offering”) of the Shares at a public offering price of $26.00 per share. The sale of Firm Shares closed on December 15, 2020. In addition, the Reporting Person granted the Underwriters an option to purchase up to 334,961 additional shares of his Common Stock at the same price (the “Option Shares”), exercisable by the Underwriters at any time and from time to time during the 30-day period from December 10, 2020. The Underwriters exercised such option on December 17, 2020 and the sale of Option Shares closed on December 21, 2020. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Except as set forth above, including, without limitation, the Secondary Offering, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,674,831 shares of Common Stock, representing approximately 20.0% of the Issuer’s issued and outstanding shares of Common Stock, based upon 18,347,351 shares of Common Stock outstanding as of November 30, 2020, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(7) with the Commission on December 11, 2020. The Reporting Person has sole power to vote, or direct the voting of, and to dispose of or direct the disposition of, an aggregate of 3,674,831 shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Secondary Offering referred to in Item 4 above, (i) the Issuer, the Underwriters and the Reporting Person entered into the Underwriting Agreement (see Item 4), which is listed as Exhibit 1 hereto, attached as Exhibit 1.1 to the Issuer’s Form 8-K filed with the Commission on December 14, 2020 and is incorporated herein by reference and (ii) the Reporting Person and the Underwriters entered into a Lock-up Agreement dated as of December 4, 2020, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
1	Underwriting Agreement, dated as of December 10, 2020, by and among the Issuer, the Reporting Person and the Underwriters (incorporated by reference to Exhibit 1.1 to Form 8-K filed on December 14, 2020)
2	Lock-up Agreement, dated as of December 4, 2020, by and between the Reporting Person and the Underwriters

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

/s/ Richard L. Soloway

Name:	Richard L. Soloway